VIA EDGAR

April 19, 2013

Re:	American Vanguard Corporation
Form 10-K
Filed March 9, 2012
File No. 001-13795

Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

On behalf of American Vanguard Corporation, I am responding to your letter dated March 19, 2013 to myself in my capacity as CFO of American Vanguard Corporation, regarding the Commission’s review of our Form 10-K for the fiscal year ended December 31, 2011. In response to the comments raised in your letter, we confirm that we will revise our future filings as more fully described below. For your convenience, we have re-presented the Commission’s comments in bold-italicized font and indicated our answers in non-italics, non-bold.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Managements Discussions and Analysis of Financial Condition and Results of Operations

Results of Operations , page 19

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

1. We note your response to prior comment 3. It appears that you have only partially addressed our comment and as such we reissue in part our previous comment. Please revise your disclosure to separately quantify and discuss of changes in significant components of cost of sales that caused costs of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. In this regard, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, in your response you attribute the change in costs of sales, in part, your focus on selling those products with higher margins or lower cost, but you do not quantify this factor.

We believe your disclosures could be improved and made more user-friendly by:

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and

•	ensuring that all material factors are quantified and analyzed.

Please provide us with a copy of your intended revised disclosure.

Company Response:

In response to the SEC comment letter dated March 19, 2013, we intend to amend our disclosure in our Form 10-Q as indicated below with the filing scheduled for May 10, 2013 or sooner.

Our cost of sales for 2011 was $181,361 or 60% of net sales. This compared to $140,538 or 62% of net sales for 2010. The Company aggregates a number of key variable, semi-variable and fixed cost components within reported cost of sales. The two major cost components are raw materials (including sub contract costs) and factory operating costs. Raw materials are purchased on a global basis and increased by 36% in the year ended December 31, 2011 as compared to the same period of the prior year. This supported sales revenue that increased 34% and average price increases of approximately 2%. During 2011 the Company focused on selling higher margin and higher cost products and de-emphasized lower margin, lower costs products facing generic competition (e.g. acephate, bifenthrin and permethrin). Furthermore, with increased demand for plant capacity relating to the production of our own products, we allowed a drop in manufacturing activity for third parties. Typically, these activities included some raw materials supplied by the customer and, as such, tend to have lower raw material cost (as a percentage of sales) reported by the Company.

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

Our factory operating costs (which include fixed and semi variable costs) increased by 11% supporting the increase in sales revenue referenced above and approximately a 3% increase in inflation. The changes in selling price, volume, product mix and cost of sales resulted overall in a 2% improvement in gross margin to 40% in 2011 as compared to 38% for the same period of the prior year.

2. We note your response to prior comment 4. Since you have confirmed that program costs are material and have the potential to cause significant and unexpected fluctuations in your reported results, please revise to disclose the reported programs costs for each period. Additionally, please revise your liquidity discussion to discuss program costs paid during the year. Please provide us with a copy of your intended revised disclosure.

Company Response:

In future filings we will add the following disclosure in the section that deals with critical accounting policies and specifically Accrued Program Cost. In the period ended December 31, 2011 the Company accrued $53,808 as compared to $34,285 in the period ended December 31, 2010. This increase was caused by two factors. First, the volume of our sales increased in the year ended December 31, 2011 as compared to the prior year. Second, we purchased four new products in December 2011. Of these products, three drive program liabilities.

With regard to a revised liquidity discussion in the Company’s MD&A, we will expand our disclosure in future filings to include the following additional information –

The Company accrues programs in line with the growing season upon which specific products are targeted. Typically crop products have a growing season that ends on September 30 each year. Programs are paid out to customers either in the final quarter of one year or the first quarter of the next financial year. Payments are not generally significant in the second and third quarters of each financial year. We made payments of $7,857 during the first quarter and $37,017 during the final quarter of the year ended December 31, 2011, as compared to payments of $21,921 in the first quarter and $22,576 in the final quarter of the prior year.

Please feel free to contact either me at 949-260-6006 or Timothy Donnelly at 949-221-6115 if you have any questions or require further clarification on this matter.

Sincerely,

/s/  David T. Johnson

David T. Johnson

Chief Financial Officer,

Vice President & Treasurer

American Vanguard Corporation

American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660 ~ (949) 260-1200

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